UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

American Access Technologies, Inc.

(Name of Issuer)

Common Stock $.001 par value

(Title of Class of Securities)

02368F 10 8 (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 02368F 10 8	13G	Page 1 of 2

1.	Names of Reporting Persons. Hirst Investment Management Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 0 7. Sole Dispositive Power None 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person CO

CUSIP No. 02368F 10 8	13G	Page 2 of 2

1.	Names of Reporting Persons. Global Asset Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 0 7. Sole Dispositive Power None 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person OO

Item 1	(a).	Name of Issuer: American Access Technologies, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 6670 Spring Lake Road Keystone Heights, Florida 32656

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if None, Residence

Item 2	(c).

Citizenship

Hirst Investment Management Inc.

100 Colonial Center Parkway, Suite 140

Lake Mary, FL 32746

Florida corporation

Global Asset Fund Ltd.

c/o Forum Fund Services

Third Floor, Washington Mall I

22 Church Street

Hamilton HM11

Bermuda

Cayman company

Item 2	(d).	Title of Class of Securities: Common Stock $.001 par value

Item 2	(e).	CUSIP Number: 02368F 10 8

Item 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Global Asset Fund Ltd.

(a) Amount beneficially owned: Global Asset Fund Ltd. beneficially owns 0 shares of common stock.

(b) Percent of Class: 0% of the aggregate outstanding shares of that class as of December 31, 2003.

(c) The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Hirst Investment Management Inc. on behalf of Global Asset Fund Ltd.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/3/04

Date

/s/ Gary Hirst

Gary Hirst, Director

HIRST INVESTMENT MANAGEMENT INC.

/s/ Gary Hirst

Gary Hirst, Director

GLOBAL ASSET FUND LTD.

/s/ Gary Hirst

Gary Hirst, Director